SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 27, 2017

On January 27, 2017, at 09:30 a.m., at Av. Eng. Luiz Carlos Berrini, 853, 2º andar, São Paulo/SP, CEP 05501-050, an Extraordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Members Daniel Bezerra Villar, Luiz de Mendonça and Edson Chil Nobre, as well as their respective alternates, were absent for cause. Chief Executive Officer Fernando Musa, and officers Gustavo Valverde, Pedro Freitas and Marcelo Cerqueira, and also Mr. Everson Zaczuk and Mr. Guilherme Furtado were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Alessandra Araripe acted as secretary. AGENDA: I) Subject for deliberation: After due analysis of the Proposal for Deliberation (“PD”), copy and related documentation of which were sent in advance for knowledge of the Board Members, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, abstaining from voting resolution 1 only Board Member Newton de Souza, regarding which he declared to be impeded: 1) PD.CA/BAK-05/2017 - Purchase of 63.7% of the Cetrel S.A. quotas by Braskem, with the Executive Office being authorized to execute any acts required for the full implementation of this deliberation, under the terms and conditions of the respective PD; 2) Program of the Conformity Committee of Braskem 2017 – approved, with adjustments and comments made by the Board Members; and 3) Call for the Extraordinary General Meeting - the call for the Extraordinary General Meeting was  authorized, to be held on a date and time to be later defined and informed through the publication of the respective Call Notice pursuant to the law, to resolve on: a) replacement of members of the Board of Directors of the Company; and b) approval of the acquisition transaction of 63.7% of the shares of Cetrel S.A. by the Company pursuant to Article

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 27, 2017

256 of the Brazilian Corporation Law (“LSA”). II) Subjects for Acknowledgement: presentations/reports were made on the impacts of the execution of agreements with the competent authorities in Brazil, USA and Switzerland; and b) meetings of the Finance and Investment Committee and of the Conformity Committee held on January 16, 2017 and January 20, 2017, respectively. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, January 27, 2017. Signed: Newton Sergio de Souza – Chairman; Alessandra Ordunha Araripe – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Antonio Britto Filho; Ernani Filgueiras de Carvalho; Fernando Reis Vianna Filho; João Cox Neto and João Carlos Trigo de Loureiro.

The above matches the original recorded in the proper book.

Alessandra Ordunha Araripe

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.